Exhibit 99.10

PRESS RELEASE

Convening of the Annual Shareholders’ Meeting
on May 29, 2026

Paris, March 18, 2026 – The Board of Directors of TotalEnergies SE met on March 18, 2026 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. It has decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of the Corporation on Friday, May 29, 2026. The Notice of Meeting will be published soon in France's BALO (Bulletin des Annonces Légales et Obligatoires) and will be available on the Company's website. The Board of Directors also approved the documents that will be submitted to shareholders at the Annual Meeting, including the Management Report.

Company Governance

The directorships of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert expire at the end of the Annual Shareholders' Meeting on May 29, 2026.

On the proposal of the Governance and Ethics Committee, the Board of Directors decided to submit to the Shareholders’ Meeting the renewal for a period of three years of the directorships of Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert.

Regarding the mandate of Ms. Marie-Christine Coisne-Roquette, non independent director within the meaning of the Afep-Medef Code due to her seniority within the Board (more than 12 years), the Board considered that her experience is beneficial to the work of the Board and that of its Committees. Indeed, her long-standing tenure on the Board of Directors and the significant roles she has held have enabled her take part in various key milestones in the Company’s development and have provided her with an in-depth understanding of its businesses, its strategic challenges and its teams. The Board also noted that the independence rate of the Board of Directors is high (82% according to the Afep-Medef Code), in line with the highest standards.

Moreover, Mr. Mark Cutifani indicated his decision not to seek for the renewal of his mandate and to withdraw from the Board as from March 16, 2026 for personal reasons. The Board of Directors would like to thank Mr. Mark Cutifani who shared his long experience in the mining industry and in governance of international large companies with the Board and its Committees for 9 years.

The Board of Directors has decided to propose to the Shareholders’ Meeting the appointment of a new independent director, Mr. Slawomir Krupa, for a three-year term, in replacement of Mr. Mark Cutifani.

A graduate of the Paris Institut d’Études Politiques, Mr. Slawomir Krupa, 51 years old, of Polish, French and American nationalities, has been Chief Executive Officer and Board member of Société Générale Group since May 2023. After various functions within the General Inspection, he joined the Corporate and Investment Banking Division as Director of Strategy and Development, then Head of Central and Eastern Europe, Middle East and Africa, and Deputy Director of Financing. He is named CEO of SG Americas Inc. in January 2016 and Head of the Americas region. In January 2021, he joined the General Management of Société Générale Group as Head of Global Banking and Investor Solutions. Mr. Slawomir Krupa will be able to bring to the Board the benefit of his expertise in finance and markets and his highly international background, particularly his experience in the United States.

At the end of the Shareholder’s Meeting on May 29, 2026, if the Board proposed resolutions are approved, the Board of Directors will be composed of 14 members, of whom 8 will be French and 6 International and the proportion of women and men will be 50% each.

Furthermore, on the recommendation of the Governance and Ethics Committee, after reviewing the practices of CAC40 companies and international peers, the Board of Directors decided to submit to the Shareholders’ Meeting on May 29, 2026 a revision of the Articles of Association’s age limit applicable to the position of Chairman to increase it from 70 to 75 years old and that applicable to the position of Chief Executive Officer to increase it from 67 to 70 years old.

Other resolutions

The Board of Directors will also submit to the Shareholders’ Meeting the approval of the information concerning the compensation of corporate officers as well as the directors’ compensation policy. The Board will also submit for approval the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during fiscal year 2025 or allocation for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, as well as the compensation policy applicable to him.

Several financial authorizations will also be submitted to the Shareholders’ Meeting for approval, including an authorization given to the Board of Directors to delegate the competence to carry out capital increases reserved for employees who are members of a company or group savings plan.

Ambition of the Corporation in terms of sustainable development and energy transition

The Board of Directors decided to include on the agenda of the Shareholders’ Meeting on May 29, 2026 a formal item for discussion (without a resolution submitted to the shareholders’ vote) on the report of the implementation of the Corporation’s ambition in terms of sustainable development and energy transition.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investors Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).